                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                               AMENDMENT NO. 6 TO
                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

   TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 13e-3 THEREUNDER

                         Pinnacle Entertainment, Inc.

                             (Name of the Issuer)

                         Pinnacle Entertainment, Inc.
                                 R.D. Hubbard
                              G. Michael Finnigan
                                Paul R. Alanis
                               J. Michael Allen
                               Bruce C. Hinckley
                       Pinnacle Acquisition Corporation
                            PH Casino Resorts, Inc.
                            Harveys Casino Resorts
                            Colony HCR Voteco, LLC
                     (Names of Person(s) Filing Statement)

                                 Common Stock

                        (Title of Class of Securities)

                                  723456 10 9

                     (CUSIP Number of Class of Securities)

                             Alvin G. Segel, Esq.
                             Irell & Manella LLP
                      1800 Avenue of the Stars, Suite 900
                         Los Angeles, California 90067
                                (310) 277-1010

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                with a copy to:

                             Nick P. Saggese, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, Suite 3400
                         Los Angeles, California 90071
                                 (213) 687-5000

   This statement is filed in connection with (check the appropriate box):

   a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

   b. The filing of a registration statement under the Securities Act of 1933.

   c.     A tender offer.

   d.     None of the above.

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

   Check the following box if the filing is a final amendment reporting the results of the transaction:


                                          Calculation of Filing Fee
--------------------------------------------------------------------------------------------------------------

              Transaction Valuation*                                  Amount of Filing Fee**
--------------------------------------------------------------------------------------------------------------
                   $692,484,294                                            $138,496.86
--------------------------------------------------------------------------------------------------------------

  *    The transaction valuation was determined based upon (1) the product of
       (a) the 26,304,929 shares of common stock, par value $.10 per share, of the Issuer proposed to be acquired by the acquiror, and (b) merger consideration of $25.00 per share of common stock (which assumes a contingent payment of $1.00 per share), plus (2) $34,861,075 payable to holders of options and warrants to purchase shares of common stock in exchange for the cancellation of such options and warrants (the "Total Consideration").

  ** The amount of the filing fee, calculated in accordance with Rule 0-11(c) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the Total Consideration.

[X] Check the box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1) Amount Previously Paid:  $138,496.86

    (2) Form, Schedule or Registration Statement No:  Schedule 13E-3

    (3) Filing Parties:

        Pinnacle Entertainment, Inc.    Bruce C. Hinckley
        R.D. Hubbard                    Pinnacle Acquisition Corporation
        G. Michael Finnigan             PH Casino Resorts, Inc.
        Paul R. Alanis                  Harveys Casino Resorts
        J. Michael Allen                Colony HCR Voteco, LLC

    (4) Date Filed:  May 30, 2000

                                  INTRODUCTION

     This Amendment No. 6 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Amendment No. 6") is being filed by: (1) Pinnacle Entertainment, Inc., a Delaware corporation (the "Company") and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction, (2) R.D. Hubbard, G. Michael Finnigan, Paul R. Alanis, J. Michael Allen and Bruce C. Hinckley, each an individual, and each an executive officer and stockholder of the Company (such individuals collectively, the "Management Stockholders"), (3) Pinnacle Acquisition Corporation, a Delaware corporation ("Pinnacle Acq Corp"),
(4) PH Casino Resorts, Inc., a Delaware corporation ("PHCR"), (5) Harveys Casino Resorts, a Nevada corporation ("Harveys Casino Resorts"), and (6) Colony HCR Voteco, LLC, a Delaware limited liability company ("Colony HCR Voteco" and, collectively with the Company, the Management Stockholders, Pinnacle Acq Corp, PHCR and Harveys, the "Filing Persons"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, to amend and supplement the Rule 13e-3 Transaction Statement on
Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission (the "SEC") on May 30, 2000 (the "Original Schedule 13E-3"), as amended by Amendment No. 1 thereto filed by the Filing Persons on July 18, 2000 ("Amendment No. 1"), Amendment No. 2 thereto filed by the Filing Persons on August 1, 2000 ("Amendment No. 2"), Amendment No. 3 thereto filed by the Filing Persons on August 17, 2000 ("Amendment No. 3"), Amendment No. 4 thereto filed by the Filing Persons on August 23, 2000 ("Amendment No. 4"), and Amendment No. 5 thereto filed by the Filing Persons on September 19, 2000 ("Amendment No. 5" and, the Original Schedule 13E-3 as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the "Schedule 13E-3"). Capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Schedule 13E-3.

     This Amendment No. 6 is being filed with the SEC pursuant to the requirements of Rule 13e-3(d)(2) under the Exchange Act. Except as expressly set forth in this Amendment No. 6, all information in the Schedule 13E-3 remains unchanged.

Item 15.  Additional Information.

     Item 15 of the Schedule 13E-3 is hereby amended and supplemented by adding the following information:

          On January 12, 2001, Pinnacle Acq Corp designated January 31, 2001 as the new Outside Termination Date of the Merger Agreement, subject to the right of Pinnacle Acq Corp to elect one or more subsequent Outside Termination Dates at any time and from time to time in its sole discretion in accordance with the Merger Agreement. The previous Outside Termination Date had been January 15, 2001. The Merger Agreement defines the Outside Termination Date as the date elected by Pinnacle Acq Corp during the period commencing on and including January 15, 2001 and ending on and including March 16, 2001. Under the Merger Agreement, Pinnacle Acq Corp may elect one or more Outside Termination Dates at any time and from time to time in its sole discretion prior to the Closing; provided, however, that Pinnacle Acq Corp shall not elect an Outside Termination Date retroactively and that any such Outside Termination Date shall not occur prior to the date of any previously designated Outside Termination Date. The foregoing is qualified in its entirety by reference to the Merger Agreement and the two amendments thereto, copies of which have been filed as Exhibits (d)(1), (d)(4) and
     (d)(5), respectively, hereto and each
     of which is incorporated herein by reference in its entirety. On January 12, 2001, Harveys and Pinnacle each issued a press release announcing the designation of January 31, 2001 as the new Outside Termination Date, copies of which press releases are filed as Exhibits (d)(6) and (d)(7), respectively, hereto.

Item 16.  Exhibits.

     Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following information:

     (d)(6) Press release, dated January 12, 2001, of Harveys.

     (d)(7) Press release, dated January 12, 2001, of Pinnacle.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 16, 2001

                              PINNACLE ENTERTAINMENT, INC.


                              By:  /s/ Paul R. Alanis
                                   -------------------------------------------
                                   Name:   Paul R. Alanis
                                   Title:  President and Chief Operating
                                           Officer


                              /s/ R.D. Hubbard
                              ------------------------------------------------
                              R. D. HUBBARD



                              /s/ G. Michael Finnigan
                              ------------------------------------------------
                              G. MICHAEL FINNIGAN



                              /s/ Paul R. Alanis
                              ------------------------------------------------
                              PAUL R. ALANIS



                              /s/ J. Michael Allen
                              ------------------------------------------------
                              J. MICHAEL ALLEN



                              /s/ Bruce C. Hinckley
                              ------------------------------------------------
                              BRUCE C. HINCKLEY

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 16, 2001

                              PINNACLE ACQUISITION CORPORATION


                              By:  /s/ Thomas J. Barrack. Jr.
                                  ----------------------------------------------
                                  Name:  Thomas J. Barrack, Jr.
                                  Title:  Chief Executive Officer and
                                           Assistant Secretary



                              PH CASINO RESORTS, INC.


                              By:  /s/ Thomas J. Barrack. Jr.
                                  ----------------------------------------------
                                  Name:  Thomas J. Barrack, Jr.
                                  Title:  Chief Executive Officer and
                                           Assistant Secretary



                              HARVEYS CASINO RESORTS


                              By:  /s/ Thomas J. Barrack. Jr.
                                  ----------------------------------------------
                                  Name:  Thomas J. Barrack, Jr.
                                  Title:  Chairman of the Board of Directors
                                           and Assistant Secretary



                              COLONY HCR VOTECO, LLC


                              By:  /s/ Thomas J. Barrack. Jr.
                                  ----------------------------------------------
                                  Name:  Thomas J. Barrack, Jr.
                                  Title:  Member

                                 EXHIBIT INDEX


     (d)(6) Press release, dated January 12, 2001, of Harveys.

     (d)(7) Press release, dated January 12, 2001, of Pinnacle.










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